United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release
US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Patricia Calazans
Theo Penedo
Tacio Neto
Tel: (5521) 3814-4540
A VINTAGE TIME
Performance of Vale in 2007
Rio de Janeiro, February 28, 2008 — Companhia Vale do Rio Doce (Vale) completed in 2007 the fifth consecutive year of extraordinary growth in its activities. This process was sustained by continuous improvement in operational and financial performance, greater diversification of its asset portfolio and globalization of its operations. The adoption, in November 2007, in all the countries where we operate of the name Vale and the new logo symbolize this evolution.
This transformation reflects the execution of a long-term strategic plan, anchored in rigorous discipline in capital allocation, continuous search for opportunities for value creation, a constant concern with costs, focus on human capital and a strong commitment to corporate social responsibility.
In the last five years Vale has invested US$ 40.7 billion, of which US$ 20.6 billion in acquisitions and US$ 20.1 billion in maintenance of operations, research and development (R&D) and project execution.
The completion of twenty large projects, successful acquisitions and increased productivity were responsible for an expansion of our total output at an average annual rate of 11.6% between 2003 and 2007. In parallel to this quantitative growth, nickel, copper, metallurgical and thermal coal, platinum group metals and cobalt were added to our portfolio.
In 2007 we broke nine different production records: iron ore (296 million metric tons), pellets (17.6 million metric tons), finished nickel (247,900 metric tons), copper (284,200 metric tons), bauxite (9.1 million metric tons), alumina (4.3 million metric tons), aluminum (551,000 metric tons), kaolin (1.3 million metric tons) and cobalt (2.5 thousand metric tons). Vale has reaffirmed its global leadership, as the world’s largest producer of iron ore, the second largest of nickel and one of the main producers of kaolin, cobalt, ferroalloys and alumina.
For the seventh year running, Vale led the negotiations for global reference prices for iron ore. In February 2008 prices were settled for iron ore fines, the industry’s main product, representing 70% of the volume traded in the seaborne market.
As a result of negotiations with Asian and European customers and reflecting continued global market tightness, new prices were fixed for fines with an increase of 65% over 2007 for the Southern and Southeastern Systems (SSF) iron ore, Fob Tubarão. At the same time, due to its recognized superior quality, it was agreed that the price for Carajás iron ore fines (SFCJ) will have a premium of US$ 0.0619 per dry metric ton Fe unit over the 2008 price for SSF.
Our gross revenue increased by nearly six times between 2003 and 2007, going to US$ 33.1 billion from US$ 5.5 billion. Simultaneously, cash flow, as measured by

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
4Q07

US GAAP
adjusted EBITDA(a) (earnings before interests, taxes, depreciation, and amortization), grew even faster, to US$ 15.8 billion in 2007 from US$ 2.1 billion in 2003. Our net earnings went up to US$ 11.8 billion in 2007 from US$ 1.5 billion in 2003
Over this five year period we have returned capital to shareholders through dividend distribution to the tune of US$ 5.3 billion. Total shareholder return was 73.7% per year, the highest rate amongst large diversified mining companies. Vale is currently one of the 40 largest companies in the world by market capitalization.
SELECTED FINANCIAL INDICATORS — US$ million1

				Pro forma
	2003	2004	2005	2006	2007
Gross revenue	5,545	8,479	13,405	25,714	33,115
Adjusted EBIT	1,644	3,123	5,432	9,361	13,194
Adjusted EBIT margin (%)	30.7	38.7	42.5	37.4	40.9
Adjusted EBITDA	2,130	3,722	6,540	11,451	15,774
Net earnings	1,548	2,573	4,841	7,260	11,825
Earnings per share on a fully diluted basis (US$)	0.34	0.56	1.05	1.35	2.42
Dividends	675	787	1,300	1,300	1,875
Capex[2]	1,988	2,092	4,998	20,628	11,004
Capex (excluding acquisitions)[2]	1,486	1,949	4,198	4,824	7,625
The main highlights of Vale’s performance in 2007 were:
•	Record sales of iron ore and pellets (296 million metric tons), copper (300 thousand metric tons), alumina (3.253 million metric tons) and aluminum (562 thousand metric tons).

•	Gross revenue of US$ 33.1 billion, the highest in the history of the Company, 28.8% more than that recorded in 2006.

•	Operational profit, as measured by adjusted EBIT(b) (earnings before interest and taxes), was a record US$ 13.2 billion, that is, 40.9% over 2006.

•	Adjusted EBIT margin of 40.9% against 37.4% in 2006.

•	Record adjusted EBITDA of US$ 15.8 billion compared with US$ 11.4 billion in 2006. If we exclude the extraordinary inventory adjustment, adjusted EBITDA reached US$ 16.8 billion in 2007 as opposed to US$ 12.4 billion in 2006.

•	Record net earnings of US$ 11.8 billion, corresponding to earnings per share, on a fully diluted basis, of US$ 2.42, a 62.9% increase on the US$ 7.3 billion for 2006.

•	Dividend distribution in 2007 was US$ 1.875 billion, with 44.2% growth relative to 2006. Dividend per share in 2007 reached an all-time high of US$ 0.39. Total shareholder return in 2007 was 123.0%.

•	Investment, excluding acquisitions, totaled US$ 7.6 billion, a historical record and the highest in the global mining and metals industry in 2007.

•	Investment in corporate social responsibility was US$ 652 million, of which US$ 401 million was spent on environmental protection and preservation and

[1]	In order to facilitate comparisons with the past and better evaluate Vale’s performance, we shall, in this document, be using pro forma data for 2006, as if Inco Ltd, now Vale Inco Ltd, had been acquired from January 1st 2006 — with the exception of information concerning debt and investments. See Annex 1 entitled “ Consolidation of Inco Ltd., now Vale Inco.”

[2]	Capex figures, including and excluding acquisitions, are based on realized cash disbursements. Therefore, these figures do not include the acquisition of Caemi minority shareholders’ shares.
4Q07

2

US GAAP
US$ 251 million on social projects.

•	Rapid deleveraging as total debt/adjusted EBITDA ratio decreased to 1.1x at the end of 2007, from 2.0x as of December 31, 2006.
SELECTED FINANCIAL INDICATORS — US$ million

	Pro forma
	4Q06	3Q07	4Q07
Gross revenue	7,494	8,124	8,412
Adjusted EBIT	2,087	3,430	2,683
Adjusted EBIT margin (%)	28.5	43.4	32.9
Adjusted EBITDA	2,623	4,001	3,532
Net earnings	1,615	2,940	2,573
Earnings per share (US$)	—	0.61	0.53
Earnings per share on a fully diluted basis(US$) [3]	—	0.60	0.52
ROE (%)	—	32.3	35.5
Total debt/ adjusted LTM EBITDA (x)	2.0	1.2	1.1
Capex (ex-acquisitions)	1,867	1,624	3,202
•	BUSINESS OUTLOOK
Global growth prospects for 2008 worsened amidst financial markets turbulence and increased uncertainty.
Banks came under increasing pressure to take the assets of the off-balance sheet vehicles onto their own balance sheets. At the same time, they were forced to expand further their balance sheets by holding assets which well-functioning secondary markets no longer existed. Simultaneously to the expansion of the balance sheets, financial institutions have been reporting large losses, reflecting significant declines in the market prices of mortgages and other assets caused by risk repricing.
These developments implied a tightening of liquidity conditions in the interbank markets. In addition to that, banks have also become more restrictive in their lending to firms and households.
The main central banks of the developed countries, led by the US Federal Reserve Bank, acted proactively to address the strains in short-term money markets. In response to the large losses, several banks managed to raise new capital in order to be in a position to rebuild their balance sheets.
The Federal Reserve Bank has taken an aggressive stance towards monetary policy, cutting short-term interest rates by 225 basis points since September 2007. Monetary easing is intended to forestall the contractionary effect of financial shocks and to create incentives for a recovery of the US economy in the upcoming quarters. Additional interest rates cuts are expected.
Various contemporaneous and leading indicators of labor market conditions and industrial production have been suggesting that global growth is slowing down as credit was tightened in the US and other markets.
Despite some slowing of export growth, emerging market economies have thus far continued to expand strongly. These economies have benefited from the strong

[3]	Earnings per share on a fully diluted basis consider in addition to the number of shares in circulation the shares held in treasury underlying notes mandatorily convertible into ADR’s. In 2007, the Company made a provision of US$ 67 million for the payment of interest and additional interest to the noteholders of the mandatorily convertible notes.
4Q07

US GAAP
momentum of domestic demand growth and improved macroeconomic policies. Against this background, we do not expect the current growth deceleration to become a global recession.
Although growth decoupling is not consistent with a globalized world economy, it is expected that the dynamics of the largest emerging market economies, such as China and India, will partially offset the negative impact of the slowdown in developed economies. In addition, healthy corporate sectors in the developed world are expected to cushion the overall demand downshift by making only modest adjustments to hiring and spending plans.
Therefore, we estimate global economic growth in 2008 to stay slightly above its historical path although showing a deceleration relative to last year’s pace. An enlarged gap in GDP growth between emerging and developed economies is also expected.
Globalization has contributed through various channels to increasing the potential growth capacity of the world economy. For the next few years we expect real interest rates to remain low, and productivity to expand at an increased rate, in particular in emerging markets economies, which are important ingredients in fostering sustainable economic growth. Therefore, we believe that this combination will enable global expansion to continue at a fairly high rate for the next five years.
The confirmation of this scenario will be very positive for minerals and metals markets, as the economies undergoing structural change which are the drivers for the significant increase in demand for these products, should continue to grow fast and increase their influence on global GDP and industrial production.
At present the market for mining products is tight, and this has been reflected in the better relative performance of mining equities since the beginning of the financial turbulence.
Global steel production continues to grow well above the expansion of the manufacturing industry, with broad-based support by prices in all regions and different steel types, flats and longs. As a result, steelmaking raw materials prices are under massive pressure.
In the face of a combination of high demand and supply shocks (floods in Australia, power shortages in South Africa, snowstorms in China and logistics bottlenecks in Australia and Russia) prices of metallurgical coal on the spot market took off, and are well above the price for shipments covered by contracts, easily topping the US$ 300 per metric ton level. Similarly, the prices of medium and high carbon manganese alloys are much higher than peaks in previous cycles.
The iron ore market is clearly signaling excess demand, with spot market prices in an upward trend since the fourth quarter of 2006, hovering around US$ 200 per metric ton. Spot market prices continued to increase even after the benchmark price settlement. As a result of the disequilibrium between demand and supply, 2008 reference iron ore fines prices increased by 65% relative to 2007. Prices for Carajás iron ore fines will have a premium of US$ 0.0619 per dry metric ton Fe unit over the 2008 price for Southern and Southeastern Systems fines.
The price for base metals — nickel, copper and aluminum — which are usually quite sensitive to expectations of macroeconomic changes, have been resilient to the prospects of a recession in the largest world economy.
Nickel prices have been range bound, around US$ 12 to US$ 13 per pound, reflecting a good demand for plating, superalloys — influenced by aerospace and oil and gas industries — and batteries. Apart from this, in spite of the increase in production of nickel pig iron, a high cost product with serious technological
4Q07

US GAAP
limitations, demand for nickel from the Chinese stainless steel industry continues to increase strongly.
Copper prices returned to the US$ 8,000 mark, due to the tight supply of concentrates, low inventories and production problems in smelters in China. The price of aluminum went up by about US$ 400, to more than US$ 2,800, influenced by expectations of rising power costs, exacerbated by the problems in South Africa and China. Alongside with other factors, these problems also have a direct influence, in the significant increase in platinum and thermal coal prices.
The price of cobalt, of which Vale is one of the major world producers, also reached record highs, influenced by strong demand from aerospace and batteries industries and restricted supply. Potash price trends ultimately reflect some of the factors underlying the food price shock which is causing temporary increases in inflation indices: strong demand growth from emerging market economies and large investment in ethanol and bio fuels to diversify sources of energy.
Besides a continued increasing demand, there are various restrictions to a proper response to price incentives by the supply of metals. Among these are a greater relative scarcity of world class assets in less complex regions of the world, and shortages of power, skilled labor, equipment and spare parts such as tires for off-the-road trucks and railroad tracks.
Given this scenario, Vale is very well positioned to continue creating significant shareholder value stemming from the development over 2008-2012 of an attractive world-class portfolio of more than 30 projects in various segments of the mining industry — iron ore, pellets, nickel, copper, bauxite, alumina and coal — on a diversified geographic base, Brazil, Chile, Peru, Canada, Australia, China, Indonesia, New Caledonia, Mozambique and Oman. In order to support the expansion of its operations, Vale will continue to invest in infrastructure, focusing on logistics — which is fundamental for the iron ore projects — and power generation.
•	RECORD REVENUE: US$ 33.1 billion
Gross revenue in 2007 totaled US$ 33.115 billion, 28.8% more than in 2006. In 4Q07 Vale’s revenue reached US$ 8.412 billion, a 12.2% increase on the US$ 7.494 billion of 4Q06.
Price increases were responsible for 80% of the growth in revenue (US$ 5.911 billion) while increased sales generated US$ 1.490 billion.
In 2007, sales of ferrous minerals represented 46.6% of gross revenue, non-ferrous minerals 39.3%, aluminum products — bauxite, alumina and primary aluminum — contributed with 8.2% and logistics 4.6%.
Individually, products which were most important in terms of revenue generating were: iron ore (US$ 11.907 billion), nickel (US$ 10.043 billion), pellets (US$ 2.264 billion), copper (US$ 1.985 billion), aluminum (US$ 1.571 billion) , railroad transportation of general cargo for customers (US$ 1.220 billion), and alumina (US$ 1.102 billion).
In terms of geographic distribution of destination for sales, 40.3% of gross revenue came from sales to Asia, 33.5% from the Americas, 22.1% from Europe and 4.0% from the rest of the world. China continued to be the main destination for our sales, growing to 17.7% of the total, followed by Brazil with 16.0%, Japan 11.6%, United States 9.0%, Germany 5.6% and Canada 5.3%.
Geographic distribution of revenue according to origin was: Brazil 61.7%, North America 27.7%, Australasia 8.7% and Europe 1.9%.
4Q07

US GAAP
GROSS REVENUE BY PRODUCT — US$ million

				Pro
				forma
	4Q06	3Q07	4Q07	2006	%	2007	%
Ferrous minerals	3,353	4,106	4,387	12,569	48.9	15,434	46.6
Iron ore	2,647	3,211	3,349	10,027	39.0	11,907	36.0
Pellet plant operation services	18	23	31	72	0.3	91	0.3
Pellets	526	693	695	1,907	7.4	2,648	8.0
Manganese ore	15	13	36	55	0.2	77	0.2
Ferro-alloys	132	151	243	463	1.8	639	1.9
Others	15	15	33	45	0.2	72	0.2
Non ferrous minerals	3,080	2,821	2,826	9,164	35.6	13,006	39.3
Nickel	2,360	1,970	2,018	6,576	25.6	10,043	30.3
Copper	483	581	537	1,823	7.1	1,986	6.0
Kaolin	70	59	74	218	0.8	237	0.7
Potash	43	49	58	143	0.6	178	0.5
PGMs	87	103	81	270	1.1	342	1.0
Precious metals	18	24	20	70	0.3	85	0.3
Cobalt	19	35	39	63	0.2	135	0.4
Aluminum products	674	677	672	2,381	9.3	2,722	8.2
Aluminum	328	382	350	1,244	4.8	1,571	4.7
Alumina	338	284	309	1,108	4.3	1,102	3.3
Bauxite	8	11	13	29	0.1	49	0.1
Coal[4]	—	71	47	—	—	160	0.5
Logistics services	342	391	389	1,376	5.4	1,526	4.6
Railroads	247	324	321	1,011	3.9	1,220	3.7
Ports	63	58	58	237	0.9	237	0.7
Shipping	32	9	10	128	0.5	69	0.2
Others	45	58	91	224	0.9	267	0.8
Total	7,494	8,124	8,412	25,714	100.0	33,115	100.0
GROSS REVENUE BY DESTINATION — US$ million

				Pro forma
	4Q06	3Q07	4Q07	2006	%	2007	%
Americas	2,436	2,734	2,908	8,628	33.6	11,103	33.5
Brazil	1,149	1,348	1,452	4,238	16.5	5,288	16.0
USA	558	691	673	1,887	7.3	2,966	9.0
Canada	533	426	502	1,656	6.4	1,761	5.3
Others	196	269	281	847	3.3	1,088	3.3
Asia	3,058	3,082	3,068	10,071	39.2	13,346	40.3
China	1,275	1,488	1,542	4,305	16.7	5,865	17.7
Japan	932	979	851	2,952	11.5	3,827	11.6
South Korea	252	196	402	919	3.6	1,473	4.4
Taiwan	522	273	99	1,552	6.0	1,665	5.0
Others	77	146	174	343	1.3	516	1.6
Europe	1,694	1,975	1,931	5,940	23.1	7,325	22.1
Germany	405	516	495	1,521	5.9	1,856	5.6
Belgium	126	179	155	572	2.2	683	2.1
France	163	146	199	579	2.3	722	2.2
UK	197	275	235	735	2.9	1,066	3.2
Italy	98	166	206	436	1.7	632	1.9
Others	705	692	641	2,097	8.1	2,365	7.1
Rest of the World	306	332	505	1,075	4.2	1,340	4.0
Total	7,494	8,124	8,412	25,714	100.0	33,115	100.0

[4]	4Q07 coal revenues includes the adjustment due to the new consolidation of Vale Australia. See coal session to obtain all the pro forma data and further information regarding the new consolidation method.
4Q07

US GAAP
•	COSTS AND OPERATING EXPENSES
Cost of goods sold (COGS) totaled US$ 16.463 billion in 2007, 22.7% more than in 2006. COGS in 4Q07 was US$ 4.504 billion, in line with 4Q06, at US$ 4.480 billion.
The main factors which contributed to the US$ 3.049 billion increase in COGS were exchange rate variations (28.4%) and the growth in sales volumes (17.5%). Apart from these factors, the widening of our asset base meant increased depreciation of US$ 432 million, adding 14.2% to COGS.
COGS currency exposure in 2007 was made up as follows: 56.6% in Brazilian reais, 23.3% in Canadian dollars, 16.5% in US dollars, 1.8% in Indonesian rupiah and 1.8% in other currencies.
The main COGS item, the purchase of final and intermediate products, amounted to US$ 2.872 billion — 18.6% of COGS, 10.8% more than in 2006. This was mainly due to the increased expenditure of US$ 225 million for pellets purchases from the Tubarão joint ventures (Nibrasco, Kobrasco, Itabrasco and Hispanobras) and US$ 121 million for nickel products.
Due to our output increase, iron ore purchases decreased to 8.320 million metric tons from 10.189 million in 2006. Given the substantial increase in pellet demand, we expanded our purchases from the Tubarão JVs to 11.689 million metric tons from 8.971 million in 2006.
In addition to the purchases of nickel concentrates for processing under tolling contracts, 12,100 metric tons of intermediary products and 8,800 metric tons of finished nickel were bought in 2007 to replenish our inventories. Despite smaller purchases of nickel feed, higher nickel prices contributed to a cost increase, from U$ 1.401 billion last year to US$ 1.522 billion in 2007.
Costs for outsourced services, making up 17.1% of COGS, added up to US$ 2.628 billion in 2007, compared with US$ 2.368 billion in 2006. This cost increase was caused mainly by the appreciation of the currencies in which the services are contracted against the US dollar (US$ 214 million) and by greater sales volumes (US$ 97 million).
Lower prices for services meant a reduction in costs of US$ 24 million. The increase of US$ 296 million in transportation costs of our products and of US$ 85 million in maintenance costs was partially offset by the cut in costs of US$ 274 million for ore and waste removal.
Cost of materials — 15.0% of COGS — amounted to US$ 2.313 billion, an increase of US$ 446 million over 2006; of this amount, US$ 169 million was due to higher prices of materials acquired, US$ 166 million due to exchange rate variations, and US$ 84 million due to increased sales volumes. The main items of materials expenses were components for railroad equipment and mining equipment which amounted to US$ 164 million and US$ 75 million, respectively.
Energy expenses totaled US$ 2.284 billion (14.8% of COGS) made up of US$ 878 million in electrical energy and US$ 1.406 billion in fuel and gases.
Power costs increased US$ 254 million, tariff hikes being responsible for US$ 129 million, the appreciation of the Brazilian real against the US dollar for US$ 68 million and increased consumption for US$ 57 million.

US GAAP
In 2007, our electricity consumption reached 23,284 GWh, 37% of which was taken up by aluminum production and 7% by ferroalloy operations. We produced 5,714 GWh of our needs, providing 24.5% of total consumption.
In the electricity intensive operations of ferroalloys and aluminum, average prices went up by 8%. On the other hand, productivity gains, as measured by the specific consumption of electrical energy, in terms of MWh per metric ton, partially counteracted this with a 2% decrease in consumption.
Vale has been investing in the construction of various power plants aiming to minimize the risks of price and supply volatility, as well as reducing costs.
In Brazil, we are partners in consortia which have concessions to operate eight hydroelectric plants (Igarapava, Porto Estrela, Candonga, Funil, Aimorés, Capim Branco I, Capim Branco II and Machadinho). In Indonesia, we own and operate two hydropower plants, Larona and Balambano, on the Larona River, in Sulawesi. Apart from these plants Vale has small hydropower plants in Brazil and in Canada and in-site power generation facilities.
Currently, we are investing in three power generation plants to meet our consumption needs: (1) a 30% share in the consortium which is building the Estreito hydroelectric plant, state of Tocantins, Brazil, with a capacity of 1,087 MW; (2) the construction of Karebbe, the third hydroelectric plant on the Larona River, in Indonesia, which will add 90 MW to our current 275 MW capacity and; (3) the building of the Barcarena coal-fired thermal power plant, with 600MW capacity, state of Pará, Brazil.
The increased cost of US$ 214 million for fuels and gases was due to the depreciation of the US dollar (accounting for US$ 94 million), price hikes (US$ 65 million) and consumption increase (US$ 55 million).
Depreciation and amortization — 13.3% of COGS — amounted to US$ 2.049 billion, US$ 636 million above the amount recorded in 2006, impacted by the increase in asset base (US$ 432 million) and depreciation of the US dollar (US$ 204 million).
Personnel expenses at US$ 1.873 billion represent 12.2% of COGS. The increase of US$ 365 million as compared with 2006 reflects the extra personnel needed because of the growth of our operations and the return to in-house solutions for some services such as ore and waste removal at our iron ore mines.
In November 2007, a two-year agreement was signed with our Brazilian employees, which represent 75% of our labor force. An immediate wage increase of 7% was agreed, with an additional 7% increase in November 2008.
Other operational expenses came to US$ 1.382 billion in 2007. The US$ 478 million increase vis-à-vis 2006 is due to the increase in mining royalty payments (US$ 185 million), reclassification of expenses — from other COGS items to other operational costs — as required by the structuring of the shared services center (US$ 100 million), payments for profit sharing (US$ 90 million) and demurrage costs (US$ 88 million).
Additionally, other operational expenses also included the cost of US$ 117 million incurred with the consolidation of Taiwan Nickel Refining Company (TNRC), which operates a nickel refinery located in Taiwan, in which Vale has a 49.9% stake. Vale is the only supplier of nickel feed to TNRC. The consolidation of TNRC in our 4Q07 US GAAP Financial Statements is in line with the Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), issued in January 2003 by the Financial Accounting Standard Board (FASB) in the US, and revised in December 2003 (FIN 46-R).
4Q07

US GAAP
In 4Q07, demurrage costs — fines paid for delays in loading ships at the Company’s maritime terminals — amounted to US$ 0.76 per metric ton of iron ore shipped, compared with an average cost of US$ 0.25 for the same period in the previous year. This reflects the strong demand for iron ore and some problems in our logistics infra-structure during 2007. Over the year our average demurrage cost was US$ 0.61 per metric ton shipped against US$ 0.26 in 2006.
The inventory adjustment resulting from the Vale Inco consolidation totaled US$ 1.062 billion in 2007, compared with US$ 946 million in 2006.
In 2007, sales, general and administrative expenses (SG&A) came to US$ 1.245 billion, US$ 304 million more than in 2006. The US$ 74 million increase in advertising was largely due to the rebranding project, US$ 53 million in expenses related to the global integration of our IT infrastructure and US$ 48 million in sales expenses.
Expenses with research and development (R&D)5 reached US$ 733 million in 2007, rising 40.2% relative to 2006, due to the growth of investment in mineral exploration and feasibility studies.
COST OF GOODS SOLD — US$ million

	Pro			Pro
	forma			forma
	4Q06	3Q07	4Q07	2006	%	2007	%
Outsourced services	645	664	842	2,368	19.0	2,628	17.1
Material	572	596	621	1,867	15.0	2,313	15.0
Energy	503	575	650	1,817	14.6	2,284	14.8
Fuels	312	364	415	1,107	8.9	1,406	9.1
Electric energy	191	211	235	710	5.7	878	5.7
Acquisition of products	762	689	583	2,591	20.8	2,872	18.6
Iron ore and pellets	188	258	227	758	6.1	976	6.3
Aluminum products	60	70	65	326	2.6	288	1.9
Nickel products	482	344	245	1,401	11.2	1,522	9.9
Other products	32	17	46	106	0.9	86	0.6
Personnel	407	451	541	1,508	12.1	1,873	12.2
Depreciation and exhaustion	443	476	697	1,413	11.3	2,049	13.3
Others	202	334	570	904	7.3	1,382	9.0
Total before inventory adjustment	3,534	3,785	4,504	12,468	100.0	15,401	100.0
Inventory adjustment FAS 141/142	946	—	—	946		1,062
Total	4,480	3,785	4,504	13,414		16,463
•	RECORD OPERATIONAL PERFORMANCE
In spite of the adverse conditions, with cost pressures caused by the depreciation of the US dollar against the Brazilian real and the Canadian dollar — 17.2% and 14.4% respectively, in 2007 — and price increases of equipment, labor services, spare parts and various important inputs, operational profit, as measured by adjusted EBIT, reached the record amount of US$ 13.194 billion in 2007. This signifies an increase of 40.9% in relation to the previous year’s number of US$ 9.361 billion.
In 4Q07, adjusted EBIT was US$ 2.683 billion, 28.6% higher than 4Q06 at US$ 2.087 billion.

[5]	Expenses with R&D are accounting figures. We present in the section Investments the total of US$ 741 million of R&D, in accordance to the effective cash disbursement in the year.
4Q07

US GAAP
The US$ 3.833 billion increment in adjusted EBIT in relation to 2006 is due to the US$ 7.240 billion increase in net revenue, offset by the US$ 3.049 billion increase in COGS, US$ 304 million with SG&A and US$ 210 million expenses with R&D.
The adjusted EBIT margin was 40.9%, 350 basis points more than the previous year.
Higher average prices were a determining factor in growing the margin.
•	RECORD NET EARNINGS — US$ 11.8 BILLION
The net earnings of US$ 11.825 billion in 2007, equivalent to US$ 2.42 per share, on fully diluted basis, is another record. This is the fifth consecutive year of growth in net earnings, and 62.9% more than the US$ 7.260 billion of 2006.
In 4Q07, net earnings were US$ 2.573 billion, equivalent to US$ 0.52 per share, compared with US$ 1.615 billion in 4Q06.
Among the factors which had a direct impact on the US$ 4.565 billion earnings increase we can single out: (a) the US$ 3.833 billion rise in operating profit; and (b) positive variation of US$ 2.516 billion in net financial result. On the downside, income taxes jumped to US$ 3.201 billion in 2007 from US$ 1.861 billion in 2006, with a negative impact of US$ 1.340 billion on net earnings.
Income from sales of assets was US$ 777 million in 2007, as opposed to US$ 674 million in 2006. The assets sold during the year were: Usiminas, generating income of US$ 459 million, Log-In Logística, US$ 238 million, and Lion Ore, US$ 80 million.
Net financial result was positive to the amount of US$ 1.262 billion, as against the negative results of US$ 1.254 billion in 2006. This variation is due mainly to the increase of US$ 2.030 billion in income from monetary variation and US$ 1.067 billion from derivatives transactions.
Accounting income produced by the monetary variations was equal to US$ 2.559 billion in 2007, as compared with US$ 446 million in 2006. This increase is explained by the effect of the 20.7% appreciation of the Brazilian real against the US dollar on net liabilities denominated in US currency. The debt in US dollars is converted to reais using the exchange rate as of the beginning of the accounting period, December 31st, 2006, and subsequently reverted to dollars using the BRL/USD exchange rate as of the end of the accounting period, December 31st, 2007.
Operations with derivatives produced gains of US$ 925 million in 2007, against losses of US$ 142 million in 2006, a swing of US$ 1.067 billion.
The swap into US dollar of Brazilian real-linked interest rates of the non-convertible debentures issued in Brazil in December 2006 generated a positive effect of US$ 791 million in 2007, due to the appreciation of the real against the dollar.
In order to minimize the effects of the appreciation of the real on the Company’s costs, we took out swap exchange contracts involving amounts equivalent to our expenses with personnel, bringing us gains of US$ 127 million in 2007.
Currently, we use derivatives instruments linked to aluminum, copper, gold, platinum and gas prices, to manage cash flow volatility.
4Q07

US GAAP
The Board of Directors has approved hedging operations for a fraction of our aluminum and copper production for 2007 and 2008, so as to reduce the cash flow risk associated with the change in our capital structure and the increased debt after the Inco acquisition.
Hedge operations for copper generated losses of US$ 129 million in 2007, against gains of US$ 67 million in 2006, while aluminum hedge operations produced gains of US$ 146 million in 2007 against losses of US$ 209 million in 2006.
We can potentially buy nickel futures contracts to neutralize the effects of fixed price nickel sale contracts with our clients, thus maintaining our exposure to the price volatility of this metal.
Marking to market prices of shareholders’ debentures had a negative effect of US$ 387 million in financial income in 2007.
Expenses with gross interest totaled US$ 1.348 billion, 3.9% greater than the amount recorded in 2006, US$ 1.297 billion.
Equity income contributed with US$ 595 million, a reduction of US$ 115 million compared to the previous year, influenced by sales of assets.
Non-consolidated affiliates companies in the ferrous minerals business were responsible for 50.6% of this income, logistics 21.0%, aluminum 14.1%, coal 7.7%, steel companies 5.0% and nickel 1.5%. In individual terms, Samarco contributed most with US$ 242 million, followed by MRS Logística (US$ 117 million), MRN (US$ 84 million) and Usiminas (US$ 31 million).
•	CASH FLOW RECORD — US$ 15.8 BILLION
In 2007, cash flow generation, as measured by adjusted EBITDA, reached a new record at US$ 15.774 billion, 37.8% more than the US$ 11.451 billion in 2006. In 4Q07 adjusted EBITDA was US$ 3.532 billion.
The main reasons for the US$ 4.323 billion adjusted EBITDA growth over 2006 are the increase in adjusted EBIT to the amount of US$ 3.833 billion and US$ 612 million increase in depreciation.
Dividends paid to Vale by non-consolidated companies — affiliated companies and joint ventures — were US$ 394 million, against US$ 516 million in 2006. Samarco distributed US$ 150 million to Vale, MRN, US$ 64 million, MRS, US$ 51 million, Tubarão pelletizing joint ventures, US$ 45 million, Henan Longyu, US$ 42 million, Usiminas, US$ 31 million, and CSI, US$ 11 million.
In 2007, the distribution of cash flow generation by business area was: ferrous minerals 49.3%, non-ferrous minerals 45.1%, aluminum 6.0% and logistics 3.9%, excluding expenses with R&D, which represented 4.3% of adjusted EBITDA.
4Q07

US GAAP
QUARTERLY ADJUSTED EBITDA — US$ million

	Pro forma			Pro forma
	4Q06	3Q07	4Q07	2006	2007
Net operating revenues	7,313	7,898	8,163	25,002	32,242
COGS	(4,480)	(3,785)	(4,504)	(13,414)	(16,463)
SG&A	(269)	(287)	(424)	(941)	(1,245)
Research and development	(175)	(206)	(262)	(523)	(733)
Other operational expenses	(302)	(190)	(290)	(763)	(607)
Adjusted EBIT	2,087	3,430	2,683	9,361	13,194
Depreciation, amortization & exhaustion	472	532	737	1,574	2,186
Dividends received	64	39	112	516	394
Adjusted EBITDA	2,623	4,001	3,532	11,451	15,774
•	A HEALTHY BALANCE SHEET WITH LOW-RISK DEBT PORTFOLIO
Debt indicators showed a clear improvement, suggesting a low risk profile.
Vale’s total debt as of December 31st, 2007 was US$ 19.030 billion, a reduction of US$ 3.551 billion relative to its position on December 31st, 2006, US$ 22.581 billion. Net debt(c) at the end of 2007 was US$ 17.984 billion, compared with US$ 18.133 billion in 2006.
Average cost of debt (before tax) was 6.14% in December 2007, 23 basis points lower than the cost at the end of last year.
Debt leverage, as measured by total debt/adjusted EBITDA(d) ratio, dropped to 1.1x at December 31st, 2007 from 2.0x at December 31st, 2006, showing clearly the rapid deleveraging after the debt increase to finance the acquisition of Inco in the last quarter of 2006. The total debt to enterprise value(e) (net debt plus market capitalization) ratio decreased sharply, moving to 11.2% at December 31st 2007. from 25.7% at the end of 2006.
Interest coverage, measured by the adjusted EBITDA/interest paid(f) ratio, increased to 11.79x, as of December 31st, 2007, from 8.83x6 at the end of 2006. This was determined by the significant cash flow increase.
The average debt maturity, as of December 31st, 2007 was 10.7 years, compared with 8.36 years in the previous year, showing a continuing lengthening which translates into mitigated refinancing risks. 46% of our debt was tied to floating interest rates and 54% at fixed interest rates. At the same time, 89% of the total debt was denominated in US dollars, with the other 11% in other currencies.
DEBT INDICATORS — US$ million

	2006		2007
Total debt	22,581		19,030
Net debt	18,133		17,984
Total debt / adjusted EBITDA (x)	2.0		1.1
Adjusted EBITDA / interest expenses (x)	8.83	[6]	11.79
Total debt / EV (%)	25.68		11.21
Enterprise Value = market capitalization + net debt

[6]	Considering 2006 adjusted EBITDA pro forma of US$ 11.451 billion and interest payment pro forma of US$ 1.297 billion.
4Q07

US GAAP
•	INVESTMENTS: THE LARGEST CAPEX IN THE MINING INDUSTRY
In 2007, the Company’s investments, excluding acquisitions, totaled US$ 7.625 billion, 58% more than the amount invested in 2006 of US$ 4.824 billion. Vale’s capex reached a historical record and it was the highest in the global mining and metals industry in 2007.
Vale invested US$ 5.423 billion in organic growth — US$ 4.682 billion in project development and US$ 741 million in R&D — and US$ 2.202 billion in stay-in-business.
Two major projects were completed in 2007: (a) Paragominas bauxite mine, with initial production capacity of 5.4 million metric tons per year; (b) Capim Branco II, a 210 MW hydroelectric power plant, in the state of Minas Gerais, Brazil. Besides that, Carajás is running at a pace of 100 million metric tons per year of iron ore.
In 4Q07, we intensified our investments, reaching US$ 3.202 billion, the largest amount of the year. In this quarter investments in organic growth reached US$ 2.332 billion — US$ 1.924 billion in project development and US$ 408 million in R&D — and US$ 870 million in stay-in-business.
TOTAL INVESTMENT REALIZED — US$million

By category	4Q07		2007
Organic growth	2,332	72.8%	5,423	71.1%
Projects	1,924	60.1%	4,682	61.4%
R&D	408	12.7%	741	9.7%
Stay-in-business	870	27.2%	2,202	28.9%
Total	3,202	100.0%	7,625	100.0%
Acquisition expenditure reached US$ 3.379 billion, encompassing the payment of the last installment to Inco Ltd. shareholders, US$ 2.059 billion, the acquisition of all of the shares of AMCI Holdings Australia for US$ 656 million and the purchase of shares from minority shareholders in MBR for US$ 232 million.
Vale won the bid for the 30-year license to operate the 720 km stretch of the North-South railroad (FNS) which runs from Palmas, state of Tocantins, to Açailândia, state of Maranhão, Brazil, where it is connected to our Carajás railroad (EFC). In December 2007, a payment of US$ 412 million was made, corresponding to 50% of the total concession price. There are two installments to be paid: 25% of the amount due in December 2008 and the remaining 25% is due in 2009 after the completion, by the government, of the last stretch of FNS under construction.
FNS runs through a region with high potential for grain production growth and, consequently, for the expansion of our business in general cargo transportation.
On the other hand, divestments generated income of US$ 1.041 billion, with sales of assets in Usiminas (US$ 727 million), Log-In Logística (US$ 203 million) and Lion Ore (US$ 105 million) as well as US$ 6 million with the sale of calcium silicon operations.
Thyssenkrupp CSA, which will have a production capacity of 5 million metric tons of steel slab, increased its equity, meaning an increase of our investment to US$ 420 million. In 2007, we invested a total of US$ 266 million, bringing forward the
4Q07

US GAAP
investment scheduled for 2008. Vale will be the exclusive supplier of iron ore and pellets to CSA.
Energy generation projects accounted for US$ 139 million, with the development of the Capim Branco II hydroelectric plant (US$ 22 million), Estreito hydroelectric plant (US$ 38 million) and Karebbe hydroelectric plant (US$ 13 million) as well as the Barcarena thermal plant (US$ 66 million).
Vale invested US$ 741 million in R&D, of which US$ 432 million for mineral exploration. The non-ferrous minerals segment, excluding copper, represented 38% of the total invested in R&D, ferrous minerals 19%, copper 15%, coal 8%, and bauxite 6%.
We spent US$ 45 million with the construction of a hydrometallurgical plant in Carajás (UHC), scheduled to begin operations this year with an annual production capacity of 10,000 metric tons of copper. This plant was designed to test, in a industrial scale, a new technology to process copper ores with higher impurities content.
The technology was already successfully tested in a pilot plant, with high recovery rate for copper and gold. If proven economically viable, Vale may opt to build a plant on a larger scale to process the copper ores from Salobo and Alemão.
The construction is in its final stage and the commissioning is scheduled to begin in March 2008.
TOTAL INVESTMENT — US$ million

by business area	4Q07		2007
Ferrous minerals	613	19.2%	1,748	22.9%
Non-ferrous minerals	1,303	40.7%	3,129	41.0%
Logistics	397	12.4%	977	12.8%
Aluminum	271	8.4%	859	11.3%
Coal	120	3.7%	169	2.2%
Power generation	127	4.0%	165	2.2%
Steel	209	6.5%	279	3.7%
Others	163	5.1%	298	3.9%
Total	3,202	100.0%	7,625	100.0%
Due to the geographical diversity of Vale’s operations and projects worldwide, investments took place in more than ten countries. In Brazil, investments totaled US$ 5.225 billion, representing 68.5% of the total, in New Caledonia US$ 1.143 billion (15.0%), Canada US$ 785 million (10.3%), Australia US$ 154 million and in Indonesia US$ 117 million. We also carried out investments in Mozambique, China, Chile, Peru, and the United Kingdom amounting to US$ 201 million.
For further details of investments scheduled for 2008, please access press release of October 11th, 2007, on our website, www.vale.com/investors.
Description of main projects under execution
4Q07

US GAAP

		2007
Area	Project	US$ million	Status
	Carajás 130 Mtpy	74	This project will add 30 Mtpy[7] to Vale’s capacity, with the building of a new composite primary crushing plant, beneficiation and classification units and significant investments in logistics (car dumpers, stockyards and terminals). Completion scheduled for 2H09. The engineering detailing phase and equipments acquisition have already started. It is still pending the environmental license for work to begin.
	Fazendão	104	Project for the production of 15.8 Mtpy of ROM (unprocessed iron ore), located in the Southeastern system. This project will exclusively feed Samarco’s third pelletizing plant. Work began in 2H06 and the start-up of operations is expected at 1Q08.
Ferrous Minerals	Itabiritos	542	Construction of a pelletizing plant in Minas Gerais, with a nominal production capacity of 7 Mtpy. Operational start-up is scheduled for the 2H08.
	Northern Corridor	267	The expansion of the Northern Corridor will increase the iron ore transportation capacity of the Carajás railroad (EFC) and the shipping capacity of the Ponta de Madeira maritime terminal. In 2007, 46 stockyards were delivered, 21 of which are already prepared to accommodate 312 wagon compositions.
	South/Southeastern Corridor	54	Project to increase the capacity of the Vitória a Minas railroad (EFVM) and the port of Tubarão. Completion scheduled for March 2009. The pre-assembling of the fifth car dumper will be concluded in March 2008.
Non-ferrous Minerals	Salobo I	54	The project will have a production capacity of 100,000 tpy of copper contained in concentrate. Scheduled for completion in 2H10.
	Vermelho	62	Production capacity is expected to be 46,000 tpy of metallic nickel and 2,800 tpy of cobalt. Completion programmed for 1Q12.
	Onça Puma	537	This mine will have a nominal capacity of 58,000 tpy of nickel content in ferro-nickel, its final product. Start-up is scheduled for 1Q09.
	Goro	1.125	This project is located in New Caledonia, South Pacific, and has a nominal capacity of 60,000 tpy of refined nickel and 4,600 tpy of cobalt. Scheduled for completion at end of 2008.
	Voisey’s Bay	30	The construction of a refinery in Voisey’s Bay, in Newfoundland and Labrador, in Canada, to produce 50,000 tpy of refined nickel. Start-up of operations is scheduled for the end of 2011. Subject to approval by the Board of Directors
	Totten	33	Totten is a new nickel mine in Sudbury, Canada, projected to produce 11,200 tpy of copper, 8,200 tpy of nickel and 82,000 oz of precious metals. Scheduled for completion in 2Q11.
Aluminum	Alunorte 6 & 7	491	The construction of stages 6 and 7 will raise the refinery’s production capacity to 6.26 Mtpy of alumina a year. Earthworks, construction works and purchase of main equipment have been completed. Project is at final stage of electromechanical assembling. Completion programmed for 3Q08.
	Paragominas II	107	The second phase of Paragominas will add 4.5 Mtpy to the 5.4 Mtpy of the first phase. Due for completion in 2Q08.

[7]	Mtpy: million metric tons per year
4Q07

US GAAP

Coal	Carborough Downs	5	Development of the Carborough Downs coal mine, in Queensland, Australia. At present the mine is in the ramp up process, working up production until reaching a capacity of 4.8 Mtpy, in 2011, after the implementation of a longwall.
Energy	Barcarena	66	Project for the construction of a thermo-electric plant with installed capacity of 600 MW in the state of Pará. Completion scheduled for December 2010. In September 2007 was the signed equipment supply contract.
	Estreito	38	The Estreito project, on the river Tocantins, on the border of the states of Maranhão and Tocantins, has already obtained a permit to build and it’s already under construction. The plant will have an installed capacity of 1,087 MW and should be completed in September 2010. Vale has a 30% share in the consortium which will build and operate the plant.
	Karebbe	13	Hydro-electric plant Karebbe, in Indonesia, aims to supply energy to PT Inco operations, making possible the production of 90,000 metric tons of nickel in matte. Start-up of operations expected for 2010. The project obtained license to start construction in October 2007.
Steel	CSA	266	Joint venture with Thyssenkrup which should produce 5 Mtpy of slabs in the plant being built in the state of Rio de Janeiro. Start-up is scheduled for 1H09.
	CSV	2	Joint venture with Baosteel to build an integrated steel slab plant with an initial production capacity of 5.0 Mtpy, in Anchieta, Brazil. The project is subject to Board of Director approval.
•	PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous minerals — record sales and adjusted EBITDA of US$ 8.3 billion
The vigorous growth in global demand for iron ore and pellets and the expansion of Vale’s production has enabled it to return successive record sales volumes. Thus, the volume of these products shipped in 2007, at 296.357 million metric tons, was the highest in Vale’s history, and 7.4% more than in the previous year.
In spite of good performance, volumes shipped were less then planned because of problems with logistics infra-structure, which also created an additional burden of demurrage costs. These problems have been solved, including the return to full operational capacity of the Itaguaí maritime terminal.
In 2007, sales of iron ore reached 262.687 million metric tons, against 250.667 million metric tons in the previous year. Sales of pellets amounted to 33.670 million metric tons, as a consequence of record production of 17.570 million metric tons, the purchase of 11.689 million metric tons from our JVs and 3.231 million metric tons processed under tolling contracts with the JVs. Volume of pellets sales rose by 32.8% in 2007.
Sales in 4Q07 reached 69.768 million metric tons of iron ore and 8.447 million of pellets, 9.1% and 18.3%, respectively, greater than in the same period for the previous year.
Vale, the world’s largest supplier of iron ore to China, shipped 94.5 million metric tons last year, an increase of 24.9% relatively to 2006, which was 75.7 million metric tons. Vale met 24.6% of Chinese import demand, this representing 31.9% of our total volume of iron ore and pellets shipped, compared with 27.4% in 2006, 21.5% in 2005 and 17.8% in 2004.
4Q07

US GAAP
Japan accounted for 27.459 million metric tons, 9.3% of our sales, Germany 22.781 million metric tons, 7.7%, followed by France with 3.7%, South Korea with 3.5% and Italy with 3.1%.
Sales to steel mills and pig iron producers in Brazil amounted to 38.100 million metric tons, 12.9% of total shipments. The start up of several projects promoted by Vale and controlled by steelmaker partners — CSA, CSV, CSP — will produce semi-finished steel, and is expected to positively influence the sales of iron ore and pellets to the Brazilian market.
Sales of pellet feed to the Tubarão pelletizing joint ventures came to 20.547 million metric tons, 6.9% of the total, most of which was shipped to other countries after being transformed into pellets.
The average sale price for iron ore in 2007, at US$ 45.33 per metric ton, was 13.3% up on 2006. For pellets, the average price was equal to US$ 78.62 per metric ton, an increase of 4.5% over 2006.
The reduction in manganese ore sales volumes, from 779,000 metric tons to 708,000 metric tons in 2006, was influenced by the suspension of the Azul mine operations from July to the middle of December in 2007, in order to prioritize the transportation of iron ore on the Carajás Railroad (EFC).
Shipments of ferroalloys in 2007 at 488,000 metric tons, were slightly below the previous year, at 522,000. However, average sale price was US$ 1,311.48 per metric ton, increasing 47.9% in relation to the average price of 2006, at US$ 886.97.
Revenue from ferrous minerals — iron ore, pellets, manganese and ferroalloys — was US$ 15.434 billion in 2007, an increase of 22.8% over 2006. Revenues with iron ore amounted to US$ 11.907 billion, an increase of 18.8% over the previous year, while pellets sales reached US$ 2.647 billion, an increase of 38.8%.
Adjusted EBIT margin was 47.9%, against 47.3% in 2006. In 4Q07, adjusted EBIT margin was 42.7%, being negatively affected by the appreciation of the Brazilian real related to US dollar and higher maintenance expenses in our railroads and ports.
Adjusted EBITDA for ferrous minerals operations totaled US$ 8.304 billion in 2007, 22.9% more than 2006 and a new annual record.
The increment of US$ 1.546 billion relative to 2006 was a result of higher sales volumes (US$ 1.130 billion) and price increases (US$ 1.735 billion), which were partially offset by higher COGS (US$ 960 million), US$ 157 million for SG&A and US$ 102 million in taxes, as well as a reduction of US$ 100 million in dividends from affiliated companies.
In 2007 the Company invested US$ 1.748 billion in ferrous mineral operations, of which US$ 1.027 billion went to project development, US$ 141 million to R&D, and US$ 580 million to stay-in-business.
We started up the Carajás 130 Mtpy project, which will take capacity of the Carajás Northern Range to 130 million metric tons as from 2009. The project is in the engineering detailing phase and only needs the environmental license for work to begin. To handle the Carajás expansion, we have begun the Northern Corridor project, which involves increasing the capacity of the Carajás Railroad (EFC) and the Ponta da Madeira maritime terminal.
We invested US$ 5 million for a 25% stake in the Zhuhai pelletizing plant, in the province of Guangdong, our first direct investment in iron ore in China. Our joint
4Q07

US GAAP
venture with Zhuhai Yueyufeng Iron & Steel and Pioneer Iron & Steel started operations in January 2008, with a production capacity of 1.2 million metric tons of pellets per year. Vale will supply the iron ore for the joint venture as part of a 30 year contract.
Two projects are expected to be delivered in 2008: (a) Fazendão, which will supply 15.8 million metric tons per year of ROM (run of mine) to feed the third pellet plant of our 50% owned affiliate Samarco, which will come on stream in the 2Q08 with the capacity of 7.6 million metric tons; (b) Itabiritos, with a production capacity of 7 million metric tons per year of pellets.
IRON ORE AND PELLET SALES BY REGION — ‘000 metric tons

	4Q06	3Q07	4Q07	2006	%	2007	%
Americas	18,974	18,951	19,307	73,937	26.8	73,130	24.7
Brazil	15,206	14,992	14,851	58,918	21.3	58,647	19.8
Steel mills and pig iron producers	9,375	9,946	10,103	36,448	13.2	38,100	12.9
JVs pellets	5,831	5,046	4,748	22,470	8.1	20,547	6.9
USA	1,197	1,297	927	4,432	1.6	3,655	1.2
Others	2,571	2,662	3,529	10,587	3.8	10,828	3.7
Asia	31,425	37,805	37,035	123,326	44.7	141,568	47.8
China	18,580	24,998	24,474	75,673	27.4	94,521	31.9
Japan	7,715	8,153	6,770	27,921	10.1	27,459	9.3
South Korea	2,675	2,052	3,255	10,530	3.8	10,440	3.5
Others	2,455	2,602	2,536	9,202	3.3	9,148	3.1
Europe	17,768	19,694	19,177	68,334	24.8	72,996	24.6
Germany	5,873	6,240	5,524	22,043	8.0	22,781	7.7
France	3,042	2,194	3,052	11,198	4.1	11,038	3.7
Belgium	1,576	1,883	1,588	6,590	2.4	6,381	2.2
Italy	2,188	2,458	2,963	8,058	2.9	9,320	3.1
Others	5,089	6,919	6,050	20,445	7.4	23,476	7.9
Rest of the World	2,948	2,074	2,696	10,424	3.8	8,663	2.9
Total	71,115	78,524	78,215	276,021	100.0	296,357	100.0
GROSS REVENUE BY PRODUCT — US$ million

	4Q06	3Q07	4Q07	2006	2007
Iron ore	2,647	3,211	3,349	10,027	11,907
Pellet plant operation services	18	23	31	72	91
Pellets	526	693	695	1,907	2,648
Manganese ore	15	13	36	55	77
Ferro-alloys	132	151	243	463	639
Others	15	15	33	45	72
Total	3,353	4,106	4,387	12,569	15,434
AVERAGE PRICES REALIZED — US$/metric ton

	4Q06	3Q07	4Q07	2006	2007
Iron ore	41.38	46.21	48.00	40.00	45.33
Pellets	73.64	76.71	82.28	75.21	78.62
Manganese	72.12	86.67	140.63	70.60	107.34
Ferro alloys	1,090.91	1,188.98	1,928.57	886.97	1,311.48
VOLUMES SOLD — ‘000 metric tons

	4Q06	3Q07	4Q07	2006	2007
Iron ore	63,972	69,490	69,768	250,667	262,687
Pellets	7,143	9,034	8,447	25,354	33,670
Total	71,115	78,524	78,215	276,021	296,357
4Q07

US GAAP
SELECTED FINANCIAL INDICATORS

	4Q06	3Q07	4Q07	2006	2007
Adjusted EBIT margin (%)	43.4%	49.7%	42.7%	47.3%	47.9%
Adjusted EBITDA (US$ million)	1,668	2,224	2,171	6,758	8,304
Capex (US$ million)	629	418	613	1,994	1,748
•	Non-ferrous minerals — Adjusted EBITDA of US$ 7.6 billion[8]
Total revenue from non-ferrous minerals — nickel, copper, kaolin, potash, platinum group metals, precious metals and cobalt — reached US$ 13.006 billion, an increase of 42.0% in relation to the previous year.
In 4Q07 revenues were US$ 2.826 billion, compared with US$ 3.080 billion in 4Q06, due to the smaller volume of nickel sales and lower nickel prices.
Nickel sales in 2007 were responsible for US$ 10.043 billion, 52.7% more than in 2006. We shipped 268,240 metric tons, compared to 271,807 metric tons in 2006. In 2007, our production reached 247,900 metric tons, to which was added 14,200 metric tons produced under tolling contracts. In 2006, the nickel production was 234,700 metric tons; however, tolling contracts totalled 17,000 metric tons, together with the purchased of refined nickel by third parties.
In spite of the smaller volume, nickel revenues were positively affected by the steep rise in average price in 2007, to US$ 37,442 per metric ton from US$ 24,194 the year before.
In 4Q07, the average price was lower than 3Q07, US$ 32,313 against US$ 29,745 per metric ton. This reflects the trends in the metal prices on the LME, which after peaking at US$ 54,200 on May 16th went into a downward trend in the following months, averaging US$ 30,226 in 3Q07 and US$ 29,454 in 4Q07.
Revenues with copper sales amounted to US$ 1.986 billion, compared with US$ 1.823 billion in 2006. Copper shipments during the year reached 300,396 metric tons, 9% greater than the volume shipped in 2006, 275,840 metric tons.
The average price for 2007 was US$ 6,611 per metric ton, in line with the average for 2006, at US$ 6,610. In 4Q07, the copper products sales basket (concentrates, anodes and cathodes) had a higher share of concentrates. This fact caused the average price in the last quarter of the year to drop substantially to US$ 6,004 per metric ton vs. US$ 7,558 in 3Q07.
The rise of the proportion of copper concentrates total copper sales comes as part of our effort to exploit the synergies at the Sudbury Basin. Our Clarabelle Mill processing plant separates nickel from copper concentrates and these are sold. This saves costs and increases the productivity of Copper Cliff Smelter, contributing to increase finished nickel output.
The platinum group metals generated revenues of US$ 342 million, as against US$ 270 million in 2006. The higher price of platinum, which reached an average of US$ 1,314 per troy ounce, as compared with US$ 1,128 in the previous year, more than offset the 7.5% drop in sales volume.
Sales of kaolin contributed with US$ 237 million to total revenues, potash US$ 178 million, cobalt US$ 135 million and the precious metals, gold and silver, US$ 85 million. Revenue from all of these products was up against 2006.

[8]	excluding extraordinary inventory adjustment
4Q07

US GAAP
In 2007, the adjusted EBIT margin for non-ferrous minerals came to 47.1% compared with 38.6% recorded in 2006. In 4Q07 the margin was negatively affected by lower copper and nickel prices, reaching 28.0%.
Cash flow, as measured by adjusted EBITDA, excluding inventory adjustments, amounted to US$ 7.586 billion as opposed to US$ 4.464 billion recorded in 2006. The US$ 3.122 billion increase is explained by higher average sales prices (US$ 3.834 billion) and reduction in SG&A (US$ 109 million), these being partially offset by increased COGS (US$ 799 million) and taxes (US$ 13 million), as well as US$ 9 million in reduced sales volumes.
Investments in non-ferrous minerals operations came to US$ 3.129 billion, of which US$ 1.920 billion in projects, US$ 393 million in R&D and US$ 816 million in maintenance.
Sustaining capex for the non-ferrous minerals assets is being augmented due to the modernization of our nickel operations in Canada.
US$ 1.125 billion was invested in the Goro project, New Caledonia. There has been significant progress in 2007, including the conclusion of building of the Prony Bay port and the coal-fired power plant. All relevant equipment was already installed. The implementation licenses have been obtained and all necessary stages for the operating license have been completed. Operations are forecast to begin at the end of 2008.
The Onça Puma project, in the state of Pará, Brazil, required investments in the order of US$ 537 million in 2007. Due to delays in setting up equipment, the project start-up is now scheduled for the beginning of 2009.
GROSS REVENUE BY PRODUCT — US$ million

				Pro forma
	4Q06	3Q07	4Q07	2006	2007
Nickel	2,360	1,970	2,018	6,576	10,043
Copper	483	581	537	1,823	1,985
Kaolin	70	59	74	218	237
Potash	43	49	58	143	178
PGMs	87	103	81	270	342
Precious metals	18	24	20	70	85
Cobalt	19	35	39	63	135
Total	3,080	2,821	2,826	9,164	13,006
AVERAGE PRICES REALIZED — US$/metric ton

				Pro forma
	4Q06	3Q07	4Q07	2006	2007
Nickel	31,981.53	32,312.56	29,745.48	24,194.49	37,442.28
Copper	5,992.56	7,558.02	6,004.29	6,610.44	6,611.27
Kaolin	169.08	216.91	212.03	164.78	195.88
Potash	197.25	276.84	333.33	195.09	264.09
Platinum (US$/oz)	1,115.59	1,353.39	1,440.46	1,128.09	1,314.25
Cobalt (US$/lb)	14.93	24.62	25.79	13.65	24.56
VOLUMES SOLD — ‘000 metric tons

				Pro forma
	4Q06	3Q07	4Q07	2006	2007
Nickel	73	61	68	272	268
Copper	81	77	89	276	300
Kaolin	414	272	349	1,323	1,215
Potash	218	177	174	733	674
Precious metals (oz)	664	627	548	2,514	2,283
PGMs (oz)	120	99	72	373	345
Cobalt (metric ton)	577	645	686	2,091	2,494
4Q07

US GAAP
SELECTED FINANCIAL INDICATORS

	Pro forma			Pro forma
	4Q06[1]	3Q07	4Q07	2006[1]	2007[1]
Adjusted EBIT margin (%)	44.1%	42.9%	28.0%	38.6%	17.1%
Adjusted EBITDA (US$ million)	1,637	1,573	1,296	4,464	7,586
Capex (US$ million)	488	715	1,303	787	3,129

[1]	excluding inventory adjustment
•	Aluminum — record sales
Sales of bauxite, alumina and aluminum in 2007 generated gross revenues of US$ 2.722 billion compared with US$ 2.381 billion in 2006, an increase of 14.3%. In 4Q07 revenue reached US$ 672 million versus US$ 674 million in 2006.
In 2007, sales of primary aluminum broke our record, 562 thousand metric tons far surpassing 2006’s 485 thousand metric tons, a jump of 15.9%. In 4Q07 we sold 135 thousand metric tons.
The average sale price of aluminum, at US$ 2,784.70, was up 8.8% on the previous year.
Shipments of alumina came in at 3.253 million metric tons, against 3.221 million in 2006. The 959 thousand metric tons shipped in 4Q07 was 6.1% less than the 1.021 million in 4Q06.
The average price for alumina, at US$ 338.76 per metric ton, dropped 1.5% compared with the US$ 343.99 for each metric ton in 2006. This was due to a significant fall in prices on the spot market.
In 2007, the adjusted EBIT margin for products in the aluminum chain was 31.2%, against 39.5% in 2006. The increase in price of significant inputs and the effect of the devaluation of the US dollar had a negative impact on the operating margins of our aluminum business.
In 4Q07, the adjusted EBIT margin for the aluminum business was 18.4%, negatively affected by several non recurring factors.
In last quarter of 2007, there was a change in the way of measuring the bauxite inventory from the Paragominas mine, since losses occurring in the production process were not being included in the total cost. From January 2008 onwards, the bauxite inventory measurement process has been changed to include the costs of waste and loss in the production process in the overall cost of bauxite coming from the Paragominas mine.
Additionally, there was a reversal of tax credits amounting to US$ 15 million, expenses of US$ 14 million for the reform of the anode baking furnace and a provision was made of US$ 4 million for losses of electrical energy supply contracts.
The adjusted EBIT margin for 4Q07, excluding the non recurring items, would be 26.7%, less than the quarterly average of the last three years, of 35.4%. This reduction was influenced by the 6.9% weaker US dollar.
Adjusted EBITDA was US$ 1.014 billion in 2007, a drop of 6.0% in relation to the previous year, of US$ 1.079 billion. The increase in net revenue of US$ 311 million was cancelled out by the rise in COGS (US$ 300 million) and SG&A (US$ 63 million) as well as the reduction in dividends totalling US$ 13 million paid by MRN, an affiliate company. The increase in COGS was due to the appreciation of
4Q07

US GAAP
Brazilian real, US$ 148 million, and price increases of significant inputs such as electrical energy, oil, coking coal and pitch.
Investments of US$ 859 million were made in aluminum operations, of which US$ 491 million in Alunorte 6&7 and US$ 107 million in Paragominas II.
Both projects are expected to come on stream in 2008. Alunorte 6&7 will increase our alumina capacity to 6.260 million metric tons, while Paragominas II will increase our capacity to 9.9 million metric tons per year. Paragominas II will be dedicated to feed the operations of stages 6 & 7 of the alumina refinery.
GROSS REVENUE BY PRODUCT — US$ million

	4Q06	3Q07	4Q07	2006	2007
Aluminum	328	382	350	1,244	1,571
Alumina	338	284	309	1,108	1,102
Bauxite	8	11	13	29	49
Total	674	677	672	2,381	2,722
AVERAGE PRICES REALIZED — US$/metric ton

	4Q06	3Q07	4Q07	2006	2007
Aluminum	2,725.00	2,753.62	2,585.19	2,558.76	2,784.70
Alumina	331.05	343.00	322.21	343.99	338.76
Bauxite	38.10	36.67	38.12	30.46	36.08
VOLUMES SOLD — ‘000 metric tons

	4Q06	3Q07	4Q07	2006	2007
Aluminum	120	138	135	485	562
Alumina	1,021	828	959	3,221	3,253
Bauxite	210	300	341	952	1,358
SELECTED FINANCIAL INDICATORS

	4Q06	3Q07	4Q07	2006	2007
Adjusted EBIT margin (%)	38.2%	32.8%	18.4%	39.5%	31.2%
Adjusted EBITDA (US$ million)	268	258	151	1,079	1,014
Capex (US$ million)	285	227	271	850	859
•	Coal
Vale Australia, our fully consolidated subsidiary, owns four operations: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%). Integra Coal is located in the Hunter Valley, state of New South Wales, while the other three operations are located in Queensland state, Australia.
These operations are classified as unincorporated joint ventures, characterized by a shared income structure. We will therefore present data relative to volumes sold and revenue per quarter in accordance with FASB regulations, which state that consolidation should be proportional to Vale’s share in each JV when converting to US GAAP (US generally accepted accounting principles). For a more in-depth analysis we will also present data from 2Q07, including April 2007.
Revenue from sales of coal amounted to US$ 160.0 million in 2007, of which US$ 127.6 million for metallurgical coal (semi-hard, semi-soft and PCI) and US$ 32.4 million for thermal coal. In 4Q07, revenues from metallurgical coal and thermal coal came, respectively, to US$ 55.0 million and US$ 6.6 million.
Shipments of metallurgical coal in 2007 totalled 1.894 million metric tons, with 498 thousand metric tons in 2Q07, 599 thousand in 3Q07 and 797 thousand in 4Q07.
4Q07

US GAAP
Shipments of thermal coal in 2007 reached 603 thousand metric tons, with 290 thousand in 2Q07, 198 thousand in 3Q07 and 115 thousand in 4Q07.
The average sale price of metallurgical coal in 2007 was US$ 67.37 per metric ton, while for thermal coal the average price was US$ 53.73 per metric ton.
GROSS REVENUE BY PRODUCT – US$ million

	2Q07	3Q07	4Q07	2006	2007
Metallurgical Coal	33	40	55	—	128
Thermal Coal	14	11	7	—	32
AVERAGE PRICES REALIZED — US$/metric ton

	2Q07	3Q07	4Q07	2006	2007
Metallurgical Coal	50.34	56.57	57.39	—	53.73
Thermal Coal	65.26	66.94	69.02	—	67.37
VOLUMES SOLD — ‘000 metric tons

	2Q07	3Q07	4Q07	2006	2007
Metallurgical Coal	498	599	797	—	1,894
Thermal Coal	290	198	115	—	603
•	Logistics services
The Vale railroads — Carajás (EFC), Vitória a Minas (EFVM) and Centro-Atlântica (FCA) — transported 27.500 billion ntk9 of general cargo for clients in 2007, an increase of 2.9% in relation to 2006 levels of 26.714 billion ntk. In 4Q07 the total cargo transported amounted to 6.461 billion ntk, representing 12.4% growth over the 6.249 billion ntk of 4Q06.
The main cargos transported in 2007 were agricultural products 12.6 billion ntk (45.8%), steel industry products 10.5 billion ntk (38.1%), fuel (6.7%), building materials and forestry products (3.4%) and others (6.0%).
The Company’s ports and maritime terminals handled 28.443 million metric tons of general cargo, compared with 29.745 million metric tons in 2006.
Logistics services generated revenues of US$ 1.525 billion in 2007, a 10.8% increase over the US$ 1.376 billion in 2006.
Rail transportation of general cargo produced revenues of US$ 1.220 billion, port services, US$ 237 million, and coastal shipping and port support services US$ 68 million.
The split of our container operations and the sale in 2007of part of our stake in Log-In Logística, a non-consolidated affiliate, generated a profit of US$ 238 million, contributing on the other hand for a reduction in logistics services. As an example, TVV, maritime terminal transferred to Log-In, processed 3.4 million metric tons of general cargo handling in 2006. Moreover, Vale operated Paul terminal, specialized in pig iron handling, only until April 2007.
The adjusted EBIT margin was 24.0% less than in 2006 (28.9%). In 4Q07 the adjusted EBIT margin fell to 16.2%, mainly as a result of greater expenditure with railroad and port maintenance, including: (a) improvement in FCA locomotive fleet; and (b) the maintenance of the mole — a stone barrier against currents — in the Terminal de Produtos Diversos, state of Espírito Santo, Brazil.
Adjusted EBITDA reached US$ 649 million in 2007, 26.8% above the 2006 value of US$ 512 million. The increase of US$ 137 million in adjusted EBITDA was due

[9]	nkt = net ton kilometers
4Q07

US GAAP
to the increase in revenues of US$ 134 million and US$ 10 million in dividends received, while on the negative side the COGS was US$ 2 million higher and the SG&A up US$ 29 million.
GROSS REVENUE BY PRODUCT — US$ million

	4Q06	3Q07	4Q07	2006	2007
Railroads	247	324	321	1,011	1,220
Ports	63	58	58	237	237
Shipping	32	9	10	128	68
Total	342	391	389	1,376	1,525
LOGISTICS SERVICES

	4Q06	3Q07	4Q07	2006	2007
Railroads (million ntk)	6,249	7,375	6,461	26,714	27,500
SELECTED FINANCIAL INDICATORS

	4Q06	3Q07	4Q07	2006	2007
Adjusted EBIT margin (%)	33.5%	24.7%	16.2%	28.9%	24.0%
Adjusted EBITDA (US$ million)	155	172	159	512	649
Capex (US$ million)	207	168	397	649	977
•	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see Vale quarterly financial statements on www.vale.com/ Investors/ Financial Performance.
•	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on February 29, at 11:00 am Rio de Janeiro time, 9:00 am US Eastern Standard Time, 2:00 pm UK time. Instructions for participation will be available on the website www.vale.com/ Investor / Presentations/ 2008. A recording will be available on Vale’s website for 90 days from February 29.
4Q07

US GAAP
•	ANNEX 1 — ACCOUNTING EFFECTS OF THE CONSOLIDATION OF INCO Ltd., NOW VALE INCO Ltd.
Complete accounting information for 2006 can be found in the report “Financial Information — fourth quarter of 2007” filed at the U.S. Securities and Exchange Commission (SEC) and Comissão de Valores Mobiliários (CVM) in Brazil and in reports on Vale’s results for 2006 (www.vale.com/Investors).
In this report we present information for 4Q06 on a pro forma basis, considering the incorporation of the remaining parcel of 12.3% of Inco capital in January 2007 and the final allocation in September 2007 of the effective purchase price, according to FAS 141 and 142, pronouncements made by the United States Financial Accounting Standards Board (FASB).
Thus, the pro forma results for 4Q06 differ from the effective amount, and this is explained by adjustments in the following lines: i) depreciation, determined by the change in Vale’s participation in Inco Ltd. from 87.7% in December 2006 to 100% in January 2007 and the final allocation of effective price of fixed assets; ii) expenses resulting from the effect of interest on the total of the final installment for the acquisition, iii) the effect of the above on income tax, minority shareholdings and other related matters.
To make the effect of the accounting of the inventory adjustments clear, the following table presents the main indicators of Vale’s performance in 2006 and 2007, with and without the effect of the adjustment made.
EFFECT OF INVETORY ADJUSTMENT ON SELECTED FINANCIAL INDICATORS — US$ million

	2006 - A	2006 - B	2007 - A	2007 - B
EBIT ajustado	9.361	10.307	13.194	14.256
Margem EBIT ajustado (%)	37,4	41,2	40,9	44,2
EBITDA ajustado	11.451	12.397	15.774	16.836
Lucro líquido	7.260	7.852	11.825	12.523
Lucro por ação diluído (US$)	—	—	2,42	2,56
ROE (%)	—	—	35,5	37,6

A —	including the inventory adjustment

B —	excluding the inventory adjustment
4Q07

US GAAP
•	ANNEX 2 — FINANCIAL STATEMENTS
INCOME STATEMENTS — US$ million

	4Q06	3Q07	4Q07	2006	2007
Gross operating revenues	7,494	8,124	8,412	20,363	33,115
Taxes	(181)	(226)	(249)	(712)	(873)
Net operating revenue	7,313	7,898	8,163	19,651	32,242
Cost of goods sold	(4,387)	(3,785)	(4,504)	(10,147)	(16,463)
Gross profit	2,926	4,113	3,659	9,504	15,779
Gross margin (%)	40.0	52.1	44.8	48.4	48.9
Selling, general and administrative expenses	(269)	(287)	(424)	(816)	(1,245)
Research and development expenses	(175)	(206)	(262)	(481)	(733)
Others	(302)	(190)	(290)	(570)	(607)
Operating profit	2,180	3,430	2,683	7,637	13,194
Financial revenues	181	39	58	327	295
Financial expenses	(708)	(198)	(227)	(1,338)	(1,592)
Monetary variation	204	553	304	529	2,559
Gains on sale of affiliates	311	103	—	674	777
Tax and social contribution (Current)	(314)	(975)	(610)	(1,134)	(3,901)
Tax and social contribution (Deferred)	(237)	28	394	(298)	700
Equity income and provision for losses	183	165	136	710	595
Minority shareholding participation	(227)	(205)	(165)	(579)	(802)
Net earnings	1,573	2,940	2,573	6,528	11,825
Earnings per share (US$)	0.33	0.30	0.53	2.69	2.45
Diluted earnings per share (US$)	—	0.30	0.52	—	2.42
FINANCIAL EXPENSES — US$ million

				Pro forma
Gross interest on:	4Q06	3Q07	4Q07	2006	2007
Debt with third parties	(319)	(307)	(312)	(1.291)	(1.344)
Debt with related parties	(1)	—	(1)	(6)	(4)
Sub-total	(320)	(307)	(313)	(1.297)	(1.348)
Others financial expenses on:	4Q06	3Q07	4Q07	2006	2007
Tax and labor contingencies	(28)	(19)	(39)	(109)	(98)
Tax on financial transactions (CPMF)	(84)	(20)	(27)	(141)	(132)
Derivatives	(97)	395	327	(142)	925
Others	(205)	(247)	(175)	(508)	(939)
Sub-total	(414)	109	86	(900)	(244)
Total	(734)	(198)	(227)	(2.197)	(1.592)
EQUITY INCOME BY BUSINESS SEGMENT — US$ million

	4Q06	3Q07	4Q07	2006	%	2007	%
Iron ore and pellets	78	85	63	312	43.9	301	50.6
Aluminum, alumina and bauxite	20	21	21	76	10.7	84	14.1
Logistics	27	35	40	95	13.4	125	21.0
Steel	54	8	(7)	201	28.3	30	5.0
Coal	4	12	14	26	3.6	46	7.7
Nickel	—	4	5	—	0.0	9	1.5
Total	183	165	136	710	100.0	595	100.0
4Q07

US GAAP
BALANCE SHEET — US$ million

	12/31/06	09/30/07	12/31/07
Assets
Current	12,940	12,147	11,380
Long-term	7,626	7,863	7,790
Fixed	40,360	53,401	57,547
Total	60,926	73,411	76,717
Liabilities
Current	7,312	6,514	10,083
Long term	33,941	33,345	33,358
Shareholders’ equity	19,673	33,552	33,276
Paid-up capital	8,617	12,804	12,804
Mandatory convertible notes	—	1,869	1,869
Reserves	11,056	18,879	18,603
Total	60,926	73,411	76,717
4Q07

US GAAP

CASH FLOW	US$ million
	4Q06	3Q07	4Q07	2006	2007
Cash flows from operating activities:
Net income	1,573	2,940	2,573	6,528	11,825
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	379	532	737	997	2,186
Dividends received	64	39	112	516	394
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(183)	(165)	(136)	(710)	(595)
Deferred income taxes	237	(28)	(394)	298	(700)
Provision for contingencies	0	0	0	23	0
Loss on sale of property, plant and equipment	0	3	104	11	168
Gain on sale of investment	(311)	(103)	0	(674)	(777)
Foreign exchange and monetary losses	(576)	(565)	(266)	(917)	(2,827)
Net unrealized derivative losses	94	(338)	(326)	115	(917)
Minority interest	227	205	165	579	802
Net interest payable	79	9	(23)	36	102
Others	(66)	68	46	(21)	115
Decrease (increase) in assets:
Accounts receivable	37	489	135	(438)	235
Inventories	865	(194)	(558)	859	(343)
Others	124	(467)	80	(12)	(292)
Increase (decrease) in liabilities:
Suppliers	189	95	429	(47)	998
Payroll and related charges	(72)	121	106	(86)	170
Income Tax	(25)	526	(582)	84	393
Others	208	(327)	260	91	75
Net cash provided by operating activities	2,843	2,840	2,462	7,232	11,012
Cash flows from investing activities:
Loans and advances receivable	(59)	3	(33)	(23)	(22)
Guarantees and deposits	(17)	(12)	(50)	(78)	(125)
Additions to investments	(46)	0	(230)	(107)	(324)
Additions to property, plant and equipment	(1,781)	(1,367)	(2,747)	(4,431)	(6,615)
Proceeds from disposals of investment	405	134	0	837	1,042
Proceeds from disposals of property, plant and equipment	0	0	0	49	0
Net cash used to acquire subsidiaries	(13,195)	0	0	(13,201)	(2,926)
Net cash used in investing activities	(14,693)	(1,242)	(3,060)	(16,954)	(9,006)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	481	0	144	679	(557)
Loans	(22)	5	(38)	(40)	(14)
Long-term debt	20,644	54	646	22,007	7,212
Repayment of long-term debt	(6,908)	(871)	(114)	(7,635)	(11,130)
Mandatory convertible notes	0	0	0	0	1,869
Interest attributed to shareholders	(650)	0	(1,050)	(1,300)	(1,875)
Dividends to minority interest	(9)	0	(429)	(65)	(714)
Treasury stock	—	0	0	(301)	0
Net cash used in financing activities	13,536	(812)	(841)	13,345	(5,209)
Increase (decrease) in cash and cash equivalents	1,686	786	(1,439)	3,623	(3,204)
Effect of exchange rate changes on cash and cash equivalents	(129)	(52)	(23)	(216)	(198)
Cash and cash equivalents, beginning of period	2,891	1,774	2,508	1,041	4,448
Cash and cash equivalents, end of period	4,448	2,508	1,046	4,448	1,046
Cash paid during the period for:
Interest on short-term debt	(1)	(1)	(8)	(9)	(49)
Interest on long-term debt	(252)	(324)	(361)	(565)	(1,289)
Income tax	(121)	(691)	(732)	(586)	(3,284)
Non-cash transactions
Income tax paid with credits	(25)	(242)	(211)	(151)	(765)
Interest capitalized	(30)	(20)	(15)	(126)	(78)
4Q07

US GAAP
•	ANNEX 3 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
VOLUMES SOLD: MINERALS AND METALS — ‘000 metric tons

				Pro forma
	4Q06	3Q07	4Q07	2006	2007
Iron ore	63,972	69,490	69,768	250,667	262,687
Pellets	7,143	9,034	8,447	25,354	33,670
Manganese ore	208	150	256	779	708
Ferro-alloys	121	127	126	522	488
Nickel	73	61	68	272	268
Copper	81	77	89	276	300
Kaolin	414	272	349	1,323	1,215
Potash	218	177	174	733	674
Precious metals (oz)	664	627	548	2,514	2,283
PGMs (oz)	120	99	72	373	345
Cobalt (metric ton)	577	645	686	2,091	2,494
Aluminum	120	138	135	485	562
Alumina	1,021	828	959	3,221	3,253
Bauxite	210	300	341	952	1,358
Metallurgical Coal	—	599	797	—	1,894
Thermal Coal	—	198	115	—	603
Railroads ( million tku)	6,249	7,375	6,461	26,714	27,500
AVERAGE PRICES REALIZED — US$/metric ton

				Pro forma
	4Q06	3Q07	4Q07	2006	2007
Iron ore	41.38	46.21	48.00	40.00	45.33
Pellets	73.64	76.71	82.28	75.21	78.62
Manganese	72.12	86.67	140.63	70.60	107.34
Ferro alloys	1,090.91	1,188.98	1,928.57	886.97	1,311.48
Nickel	31,981.53	32,312.56	29,745.48	24,194.49	37,442.28
Copper	5,992.56	7,558.02	6,004.29	6,610.44	6,611.27
Kaolin	169.08	216.91	212.03	164.78	195.88
Potash	197.25	276.84	333.33	195.09	264.09
Platinum (US$/oz)	1,115.59	1,353.39	1,440.46	1,128.09	1,314.25
Cobalt (US$/lb)	14.93	24.62	25.79	13.65	24.56
Aluminum	2,725.00	2,753.62	2,585.19	2,558.76	2,784.70
Alumina	331.05	343.00	322.21	343.99	338.76
Bauxite	38.10	36.67	38.12	30.46	36.08
Metallurgical Coal	—	56.57	57.39	—	53.73
Thermal Coal	—	66.94	69.02	—	67.37
4Q07

US GAAP
ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

				Pro forma
	2003	2004	2005	2006	2007
Ferrous minerals	36.7%	42.3%	49.7%	47.3%	47.9%
Non ferrous minerals	28.6%	41.7%	23.7%	38.6%[10]	47.1%[10]
Aluminum	16.4%	41.6%	31.7%	39.5%	31.2%
Logistics	21.7%	21.9%	22.4%	28.9%	24.0%
Total	30.7%	38.7%	42.5%	41.2% [10]	44.2% [10]
ADJUSTED EBITDA BY BUSINESS SEGMENT

				Pro forma
	2003	2004	2005	2006		2007
Ferrous minerals	1,646	2,644	5,528	6,758		8,304
Non- ferrous minerals	32	176	238	4,464	[10]	7,586	[10]
Logistics	180	342	414	512		649
Aluminum	199	606	557	1,079		1,014
Others	73	(46)	(196)	(416)		(717)
Total	2,130	3,722	6,540	12,397	[10]	16,836	[10]
ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	4Q06	3Q07	4Q07
Ferrous minerals	43.4%	49.7%	42.7%
Non ferrous minerals	44.1%[10]	42.9%	28.0%
Aluminum	38.2%	32.8%	18.4%
Logistics	33.5%	24.7%	16.2%
Total	41.5% [10]	43.4%	32.9%
ADJUSTED EBITDA BY BUSINESS SEGMENT

	4Q06		3Q07	4Q07
Ferrous minerals	1,668		2,224	2,171
Non- ferrous minerals	1,637	[10]	1,573	1,296
Logistics	155		172	159
Aluminum	268		258	151
Others	(159)		(226)	(245)
Total	3,569	[10]	4,001	3,532

[10]	excluding inventory adjustment.
4Q07

US GAAP
ANNEX 4 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW — US$ million

	4Q06	3Q07	4Q07	2006	2007
Operational cash flow	2,843	2,840	2,462	7,232	11,012
Income tax	314	975	610	1,133	3,901
FX and monetary losses	372	12	(38)	388	268
Financial expenses	448	150	192	975	1,195
Net working capital	(1,298)	(243)	130	(423)	(1,236)
Other	(56)	267	176	(155)	634
Adjusted EBITDA	2,623	4,001	3,532	9,150	15,774
(b) Adjusted EBIT — US$ million

	4Q06	3Q07	4Q07	2006	2007
Net operating revenues	7,313	7,898	8,163	19,651	32,242
COGS	(4,480)	(3,785)	(4,504)	(10,147)	(16,463)
SG&A	(269)	(287)	(424)	(816)	(1,245)
Research and development	(175)	(206)	(262)	(481)	(733)
Other operational expenses	(302)	(190)	(290)	(570)	(607)
Adjusted EBIT	2,087	3,430	2,683	7,637	13,194
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT — US$ million

	4Q06	3Q07	4Q07	2006	2007
Total debt	22,581	18,268	19,030	22,581	19,030
Cash and cash equivalents	4,448	2,508	1,046	4,448	1,046
Net debt	18,133	15,760	17,984	18,133	17,984
(d) Total debt / Adjusted LTM EBITDA

	4Q06	3Q07	4Q07	2006	2007
Total debt / Adjusted LTM EBITDA (x)	2.0	1.2	1.1	2.0	1.1
Total debt / LTM operational cash flow (x)	3.12	1.58	1.70	3.12	1.70
4Q07

US GAAP
(e) LTM EBITDA ajustado / LTM Pagamento de juros

	4Q06	3Q07	4Q07	2006	2007
Adjusted LTM EBITDA / LTM interest payments (x)[11]	8.83	12.16	11.79	8.83	11.79
LTM operational profit / LTM interest payments (x)	13.30	10.39	9.86	13.30	9.86
(f) Dívida total / Enterprise value

	4Q06	3Q07	4Q07	2006	2007
Total debt / EV (%)	25.68	10.61	11.21	25.68	11.21
Total debt / total assets (%)	37.06	24.88	24.81	37.06	24.81

Enterprise value = Market capitalization + Net debt
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which Vale operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including Vale’s most recent Form 20F Annual Report.

[11]	Considering 4Q06 adjusted EBITDA pro forma of US$ 11.451 billion and interest payment pro forma of US$ 1.297 billion.
4Q07

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: February 28, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations